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LOGO INDUSTRIAL SCIENTIFIC

Date:     August 19, 1998
Release:  Immediately
Contact:  James P. Hart, Vice President Finance
          Chief Financial Officer  412-490-1843

                       INDUSTRIAL SCIENTIFIC CORPORATION
               ANNOUNCES FISCAL YEAR 1998 SECOND QUARTER RESULTS

PITTSBURGH, PA-- August 19, 1998 -- Industrial Scientific Corporation (NASDAQ/NMS symbol: ISCX) today reported results for the second quarter ended August 1, 1998.

Net sales for the second quarter 1998 totaled $11,270,000 up 21.7% from $9,261,000 for the second quarter 1997. Net income for the second quarter 1998 totaled $1,736,000 or $0.53 per share, an increase of 18.3% compared to $1,467,000 or $0.44 per share for the second quarter 1997. Second quarter 1997 net income included a gain on the sale of Monitor Group which totaled $377,000. Excluding this gain, net income for the second quarter 1998 increased 59.3% over the comparable net income of $1,090,000 for the second quarter 1997.

Net sales for the six-months ended August 1, 1998 increased 12.1% to $22,665,000 compared to $20,213,000 for the six-months ended August 2, 1997. Net income for the six-months ended August 1, 1998 was $3,387,000 or $1.03 per share, an increase of 18.9% over net income of $2,848,000 or $0.85 per share for the six-months ended August 2, 1997. Net income for the six months ended August 2, 1997 included the gain on the sale of Monitor Group. Excluding this gain, net income for the six months ended August 1, 1998 increased 37.1% over the comparable prior period.

Kent D. McElhattan, President and CEO, stated, "Industrial Scientific continues to produce outstanding financial results. Sales growth of 22% for the quarter and 12% year to date generated net income gains of 59% for the quarter and 37% year to date, excluding the gain on the sale of Monitor Group from last year's results. We continue to emphasize new product development as our primary growth strategy with positive results from the recently introduced ATX series of portable gas monitoring instruments. Several significant market expansion initiatives are moving successfully forward and cause us to be optimistic about Industrial Scientific's growth potential. For example, testing of our new ammonia optical sensor for the agricultural industry has recently moved from our laboratories to customer beta sites. Early technical reports are highly encouraging."

Headquartered in Oakdale, Pennsylvania, Industrial Scientific Corporation designs, manufactures and sells gas monitoring instruments, systems and other technical products for the preservation of life and property.

Certain statements contained in this release may be considered forward-looking. These statements represent the Company's reasonable judgment and expectations and are subject to risks and uncertainties, including those listed in the Company's Annual Report on Form 10-K for fiscal year 1997, that could cause actual results to differ materially from these statements.

 ISO9001
CERTIFIED
                            O U R    M I S S I O N
Design-Manufacture-Sell: The highest quality products for the preservation of life and property
                   Provide: Best customer service available
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              INDUSTRIAL SCIENTIFIC CORPORATION AND SUBSIDIARIES
                Condensed Consolidated Statement of Operations


                                  (Unaudited)
                   (In thousands, except per share amounts)

                                              Three months ended                Six months ended
                                          08/01/98           08/02/97          08/01/98   08/02/97
                                          --------           --------          --------   --------
Net sales                                 $11,270           $   9,261         $  22,665  $  20,213
Gross profit                                6,591               5,002            13,088     11,191
Operating profit                            2,402               1,458             4,655      3,403
Net income                                  1,736               1,467             3,387      2,848

Net income per basic common share:
     Basic earnings per share                 .53                 .44              1.03        .85
     Weighted average shares - basic        3,295               3,341             3,297      3,352

Net income per diluted common share:
     Diluted earnings per share               .52                 .44              1.02        .85
     Weighted average shares - diluted      3,311               3,348             3,312      3,348
